UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

TIGERLOGIC CORPORATION
 (Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

8867EQ101
 (CUSIP Number)

Mark Whatley
c/o Sidley Austin LLP
555 California Street
Suite 2000
San Francisco, CA 94104
(415) 772-1239
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 2 of 8 Pages

1.	Names of Reporting Persons. ASTORIA CAPITAL PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,894,956
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,894,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,894,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 49.5%
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 3 of 8 Pages

1.	Names of Reporting Persons. ASTORIA CAPITAL MANAGEMENT, INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,959,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,959,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,959,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 49.7%
14.	Type of Reporting Person: CO, IA

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 4 of 8 Pages

1.	Names of Reporting Persons. RICHARD W. KOE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,959,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,959,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,959,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 49.7%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 5 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 18 to Schedule 13D (“Schedule”) relates to shares of common stock, $0.10 par value (the “Common Stock”), of TigerLogic Corporation (the “Issuer”).  The principal executive office of the Issuer is 2855 Michelle Drive, Suite 190, Irvine, CA 92606.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 17 to the Schedule, filed December 31, 2013.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.  Richard Koe (“Koe”) currently serves as Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Astoria’s partnership agreement provides that the term of the partnership ended December 31, 2013 and that upon Astoria’s termination, its general partners are to wind up Astoria’s affairs, liquidate assets to pay liabilities, and distribute the remaining assets.  In the interest of liquidating the assets in an orderly and rational fashion, given the size of Astoria’s position in the Common Stock and the general illiquidity of the Common Stock, Astoria’s partners agreed December 23, 2013, to amend the partnership agreement to provide, among other things, that (i) as part of the winding up process, Astoria would seek to sell its holdings in the Issuer to one or a small number of strategic block purchasers and would engage investment bankers or similar financial advisers (“Advisers”) to assist with that process, (ii) the general partners were to form a Limited Partner Advisory Committee (the “Committee”), with which Astoria’s general partners were to consult regarding the engagement of certain advisers and any potential sale of Astoria’s holdings, (iii) proposals to sell the Common Stock held by Astoria would be subject to approval by a vote of Astoria’s partners, and (iv) if Astoria had not completed a sale, agreed to a sale, or at least entered into substantive negotiations with one or more purchasers by June 30, 2014, it would begin the process of making liquidating distributions of its net assets, in-kind, as promptly as practicable, consistent with and subject to regulatory constraints that affect Astoria and/or its general partners.  Thereafter, Astoria and its general partners, among other things, formed a Committee and engaged an Adviser to help explore alternatives for monetizing Astoria’s holdings.

The Issuer disclosed in its Form 10-K for the period ended March 31, 2014, that its Board of Directors formed a special committee consisting of independent directors (the “Special Committee”), which engaged its own legal and financial advisers to evaluate any proposed sale by Astoria of its Common Stock that may be presented to the Issuer as well as other strategic alternatives available to the Issuer.  Astoria’s Adviser is coordinating its efforts with the Special Committee’s adviser in an effort to pursue a value-maximizing strategy.

In order to allow more time to continue exploring potential sales, exchanges or other transactions, Astoria’s partners voted as of July 22, 2014 to further amend Astoria’s partnership agreement to provide that, pursuant to its winding up, Astoria will continue to pursue ways to sell, exchange, or otherwise liquidate the Common Stock it holds in one or more strategic transactions or by other avenues and that, if Astoria has not, by December 31, 2014, agreed to a sale, exchange, or other transaction by which it may liquidate its Common Stock, or at least entered into substantive negotiations with one or more counterparties over definitive terms to do so, it will begin the process of making liquidating distributions of its net assets, in-kind, as promptly as practical, consistent with and subject to regulatory constraints that affect Astoria and/or its general partners, unless prior to such time a majority in

SCHEDULE 13D

Page 6 of 8 Pages

interest of Astoria’s limited partners have agreed to a further extension of the period during which the Partnership will pursue those efforts described above.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. However, as prospective purchasers are pursued, certain terms may be negotiated that relate to, or could result in, such matters. Further, in connection with the process of winding Astoria up, the Reporting Persons may review or reconsider their position and/or change their purpose and/or formulate additional plans or proposals with respect thereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:    Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SCHEDULE 13D

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTORIA CAPITAL PARTNERS L.P.
By:	Astoria Capital Management, Inc., its General Partner

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

ASTORIA CAPITAL MANAGEMENT, INC.

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

RICHARD W. KOE

/s/ Richard W. Koe

July 25, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 8 Pages

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of TigerLogic Corporation.  For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

ASTORIA CAPITAL PARTNERS L.P.
By:	Astoria Capital Management, Inc., its General Partner

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

ASTORIA CAPITAL MANAGEMENT, INC.

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

RICHARD W. KOE

/s/ Richard W. Koe

July 25, 2014